July 9, 2007

VIA FACSIMILE (202–772–9209) AND HAND DELIVERY

Mr. Kevin R. Woody
Branch Chief
and
Mr. William Demarest
Staff Accountant

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007
File No. 1-13145

Dear Mr. Woody and Mr. Demarest:

This letter sets forth our response to the Comment Letter, dated June 20, 2007 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced documents. The responses set forth below are numbered to correspond to the numbering of the Staff’s comments in the Comment Letter.

Item 6. Selected Financial Data (Unaudited), page 21

1.  We note your use of EBITDA, a non-GAAP financial measure, as both a performance and liquidity measure. Please tell use how your current disclosures have complied with all the requirements of Item 10(e) of Regulation S-K.

Response:

We believe that our disclosure of EBITDA in Item 6 of our Form 10-K for the year ended December 31, 2006 is in compliance with the requirements of Item 10(e) of Regulation S-K.  In addition, we believe that EBITDA is one of the primary metrics for evaluating the Company’s operating performance and liquidity, and that it is an indicator of the Company’s ability to service existing debt, as our EBITDA is used in the calculation of certain covenants related to our revolving credit facility.

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The following analysis shows our review of Item 10(e) and our conclusions with respect to how we complied with these requirements:

(e)     Use of non-GAAP financial measures in Commission filings. (1) Whenever one or more non-GAAP financial measures are included in a filing with the Commission:

(i)     The registrant must include the following in the filing:

(A)     A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

We believe that Net income, Operating income, and other subtotals (Income before provision for income taxes and minority interest, and Net income before extraordinary item and cumulative effect of change in accounting principle) in the Selected Financial Data table of Item 6, along with Cash flows provided by operating activities, are the most comparable GAAP financial measures of both performance and liquidity to EBITDA.  Our EBITDA is presented as “Other Data” in our Selected Financial Data table, which is presented below Net income, Operating income, and the other subtotals in between, and immediately before our summary cash flow data, with footnote 3 reconciling Net income and Net cash provided by operating activities to our EBITDA.  We believe that this presentation gives equal or greater prominence to the financial measures presented in accordance with GAAP when compared with our presentation of EBITDA in the Selected Financial Data table.

(B)     A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;

EBITDA in Item 6 is accompanied by footnote 3, which contains reconciliations of Net income to EBITDA and Net cash provided by operating activities to EBITDA.

(C)     A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

EBITDA as described in footnote 3 within Item 6 reads as follows:

EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Although EBITDA is a non-GAAP financial measure, our management believes that EBITDA is a useful analytical tool, that it is useful to investors as one of the primary metrics for evaluating operating performance and liquidity, and that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. EBITDA also is used in the calculation of certain covenants related to our revolving credit facility. However, EBITDA should not be considered as an alternative either to net income or net cash provided by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  Because EBITDA is not calculated under U.S. GAAP, our EBITDA may not be comparable to similarly titled measures used by other companies.

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(D)     To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section; and

Not applicable.

(ii)     A registrant must not:

(A)     Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA);

Not applicable.

(B)     Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;

EBITDA was calculated consistently for all periods presented and is not adjusted for non-recurring, infrequent or unusual items.

(C)     Present non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes;

Not applicable to Item 6.

(D)     Present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X (17 CFR 210.11-01 through 210.11-03); or

Not applicable to Item 6.

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(E)     Use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures; and

Not applicable.

Item 8. Financial Statements Supplementary Data

Consolidated Statements of Cash Flows, page 47

2.
We note your use of two subtotals, net cash provided by earnings and net cash flows from changes in working capital, and your discussion within your MD&A.  These subtotals appear to be non-GAAP measures being presented on the face of the financial statements in violation of Item 10(e)(ii)(C) of Regulation S-K.  Please tell us how you have complied with the referenced guidance or why the guidance is inapplicable in these instances.

Response:

We believe that subtotaling these items within the reconciliation between Net income and Net cash provided by operating activities is consistent with the provisions of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“SFAS 95”), and does not represent a non-GAAP measure.  Paragraph 29 of SFAS 95 requires that all major classes of reconciling items be reported separately.  Additionally, paragraph 29 encourages a breakdown of this reconciliation which an enterprise considers meaningful.

Paragraph 29 of SFAS 95 states:

29. The reconciliation of net income to net cash flow from operating activities described in paragraph 28 shall be provided regardless of whether the direct or indirect method of reporting net cash flow from operating activities is used. That reconciliation shall separately report all major classes of reconciling items. For example, major classes of deferrals of past operating cash receipts and payments and accruals of expected future operating cash receipts and payments, including at a minimum changes during the period in receivables pertaining to operating activities, in inventory, and in payables pertaining to operating activities, shall be separately reported. Enterprises are encouraged to provide further breakdowns of those categories that they consider meaningful. For example, changes in receivables from customers for an enterprise's sale of goods or services might be reported separately from changes in other operating receivables. In addition, if the indirect method is used, amounts of interest paid (net of amounts capitalized) and income taxes paid during the period shall be provided in related disclosures.

We believe that these subtotals represent major classes of reconciling items as referenced by SFAS 95.  Additionally, these subtotals provide useful information that helps the reader of our financials statements better understand the composition of the Company’s cash flows provided by operating activities.

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Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Self-insurance programs, page 51

3.
We note that management uses an independent actuary to quantify your potential exposure from retaining certain risks from your health insurance and workers’ compensation insurance. It would appear that these actuaries are experts. As such, please provide the names of the actuaries and include appropriate consents or tell us why the information is not required.

Response:

In future filings, we will revise our footnote disclosures relative to health insurance and workers’ compensation insurance to remove references to the use of an independent actuary in assisting us with the determination of such exposures for which we are ultimately responsible.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at 312-228-2073, or Stan Stec, our Global Controller, at 312-228-2172.

Sincerely Yours,

/s/ Lauralee E. Martin
Lauralee E. Martin
Chief Operating and Financial Officer

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